Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

December 13, 2004

Mr. Rosenberg,

Assured Guaranty Ltd. (the “Company”) received a letter dated, November 30, 2004, (File No. 001-32141) regarding our Form 10-Q for the quarter ended September 30, 2004.  The letter requested we respond to the following inquiry:

“We noted that you establish a case reserve when insured obligations are near default.  In addition, we noted that you maintain a portfolio reserve, which are established with respect to a portion of your business for which case reserves have not been established.

As such, it appears that you have accrued a loss for certain case reserves before the insured event occurs.  For portfolio reserves, it is not clear how these reflect the recording of losses when the insured event occurs.

Paragraph 17 of SFAS 60 states that a liability “shall be accrued when insured events occur.”  As such, please explain to us, supplementally, how your accounting for portfolio reserves and case basis reserves complies with that guidance and GAAP.

Please cite the specific accounting literature (by pronouncement and paragraph) that supports your position for each of your segments.

Background

The Company establishes case reserves when specific insured obligations have defaulted or have a high probability of default. Case reserves represent the present value of expected future loss payments and loss adjustment expenses (“LAE”), net of estimated recoveries but before considering ceded reinsurance from insured obligations that are in or near default.

The Company also records portfolio reserves for our financial guaranty insurance and reinsurance, credit derivatives and mortgage guaranty reinsurance policies. Portfolio reserves are established with respect to the portion of our business for which case reserves have not been established. Portfolio reserves are established in an amount equal to the portion of estimated ultimate losses related to premiums earned to date as a percentage of total expected premiums for that in-force business. Estimated ultimate losses of financial guaranty exposures are developed considering the net par outstanding of each insured obligation, taking account of the probability of default, the expected timing of the default and the expected recovery following default. These factors vary by type of underlying insured obligation (for example public, structured finance or corporate), current credit rating and remaining term of the underlying obligation and are principally based on historical data obtained from rating agencies. During an accounting period, portfolio reserves principally increase or decrease based on changes in the aggregate net amount at risk and the probability of default resulting from changes in credit quality of insured obligations, if any.

We update our estimates of loss and LAE reserves at least quarterly. Loss assumptions used in computing loss and LAE reserves are updated periodically for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed.

Authoritative Guidance

There are no accounting standards that are specifically applicable to financial guaranty insurance contracts that are not considered derivatives.   FAS 133 (as amended by FAS 149) includes in its scope certain financial guaranty contracts that are defined as derivatives under FAS 133. However, FAS 133 is silent with respect to the accounting for financial guaranty contracts that are outside of its scope.

The Company applies the guidance of SAS 69, paragraph 10, level d, since there is a lack of specific authoritative guidance relating to the financial guaranty insurance industry.  SAS 69 paragraph 10, level d allows the application of analogous other authoritative guidance.  The Company accounts for its case and portfolio reserves utilizing relevant guidance from FAS 60, EITF 85-20 and FAS 5.

FAS 60 (as amended by FAS 120) includes in its scope stock life insurance enterprises, property and liability insurance enterprises, title insurance enterprises, mutual life insurance enterprises, assessment enterprises, and fraternal benefit societies. Though we utilize certain property and liability insurance statutory conventions (Annual Statement), New York State insurance law recognizes financial guaranty separately from other property and liability lines of business.  Furthermore, the spirit of FAS 60 was aimed at “traditional” property and liability insurance enterprises, not financial guaranty insurance enterprises.   However, given the lack of guidance for financial guaranty insurance enterprises, we apply the guidance of FAS 60, paragraph 17, which requires the establishment of a liability for unpaid claim costs relating to insurance contracts, including estimates of costs related to incurred but not reported (“IBNR”) claims.  Additionally, since the majority of our policies are irrevocable and are effective for long periods of time, the guidance of FAS 60, paragraph 21 is appropriate. FAS 60, paragraph 21 requires that a liability for future policy benefits, representing the present value of future benefits to be paid and related expenses less the present value of future net premiums, be accrued when premium revenue is recognized.

Additionally, EITF 85-20 (“EITF”) provides guidance relating to the recognition of fees for guaranteeing a loan, which has similarities to financial guaranty insurance contracts. The EITF reached a consensus that fees for guarantees that are effectively insurance contracts should be accounted for as insurance premiums. The EITF is not specific as to what insurance premium accounting standard was intended. The EITF also agrees that direct costs associated with the guarantee should be recognized in a manner relative to fee income and that the guarantor should assess the probability of loss on an ongoing basis to determine if a liability should be recognized under FAS 5.

Basis for accounting

Portfolio reserves are established at each balance sheet date as the product of premiums earned to date and the actuarially calculated expected loss and LAE ratio, less case reserves recorded to date. The increase in portfolio reserves resulting from premiums earned during the period is recorded as a charge to earnings. Actuarial expected losses and LAE are based on historical default loss experience, the type of the insured obligations, the credit quality of insured obligations, and other relevant factors. Case reserves are established for the expected present value of losses and LAE where specific insured obligations are in default or identified as likely to default. As claims and LAE are paid, the related case reserves are reduced.

EITF 85-20 requires guarantors to perform an ongoing assessment of the probability of loss to determine if a liability (and a loss) should be recognized under FAS 5. FAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.   Due to the difficulty in identifying a loss and the period it has been incurred, we believe our methodology is reasonable and consistent with FAS 5.

FAS 60 requires that a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to IBNR claims, be accrued when insured events occur. Additionally, for long duration contracts, FAS 60 requires that a liability for future policy benefits representing the present value of future benefits to be paid and related expenses less the present value of future net premiums (the portion of the gross premium required to provide for all benefits and expenses) be accrued as premium revenue is recognized.

For financial guaranty products, case reserves can be reasonably established upon notification of default. However, unlike many other types of “traditional” insurance where the triggering events that cause a claim are single events such as a fire or an accident, the triggering events causing an insured obligor to default are generally the cumulative effect of a series of events. In a June 2003 proposed SOP, Allowances for Credit Losses, AcSEC acknowledged the difficulties in identifying a single event causing a loss on a loan as follows: “AcSEC also considered mandating a measurement approach for pools of loans that incorporates an estimate of the period from the occurrence of an event causing a loss to the confirmation of the loss. That “loss confirmation period,”

which represents the time it takes an otherwise unidentified incurred loss to progress to loss confirmation (or charge-off), is then used to calculate the amount of incurred losses in a pool of loans. One approach to determining the loss confirmation period is back-testing confirmed losses (or charge-offs) to determine when the events that gave rise to the losses occurred. However, back-testing requires the ability to identify an event or group of events that gave rise to a loss, and many believe that event is not identifiable for every loan, even with hindsight.” Thus, while noting the conceptual merits of the loss-confirmation-period measurement approach for pools of loans, AcSEC agreed not to mandate that approach.

Accordingly, the difficulties in identifying a single triggering event that cause a claim, result in difficulties in estimating IBNR claims. However, many companies, including our Company, were hesitant to record only case reserves and not to recognize any liabilities for IBNR claims. Companies also believed that most bases for accruing for IBNR claims would be inherently arbitrary and subjective and might be viewed critically by regulators and other users of financial statements. As a result, industry practice has evolved to establishing portfolio reserves in a reasonable and systematic manner.

Conclusion

In summary, we believe our recording of portfolio reserves for claim liabilities, for all of our operating segments, is reasonable given the lack of specific authoritative guidance, but consistent with the concepts in analogous literature, with respect to establishing liabilities for financial guaranty insurance contracts, the difficulties in identifying specifically when losses are incurred and accepted accounting practices for other similar insurance contracts.

Very truly yours,

Robert B. Mills

Chief Financial Officer